1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

COREY F. ROSE corey.rose@dechert.com +1 202 261 3314 Direct +1 202 261 3158 Fax

December 23, 2020

VIA EDGAR

Patrick Scott

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:          Guardian Variable Products Trust

(File Nos. 333-210205 and 811-23148)

Dear Mr. Scott:

We are writing on behalf of Guardian Variable Products Trust (the “Registrant”) in response to comments that you provided to me via telephone on November 19, 2020 with respect to Post-Effective Amendment No. 16 under the Securities Act of 1933, as amended (the “1933 Act”), and Amendment No. 20 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Registrant’s registration statement on Form N-1A filed on October 7, 2020 (the “Registration Statement”). The Registration Statement was filed to register the following series of the Registrant: Guardian Equity Income VIP Fund, Guardian Core Fixed Income VIP Fund and Guardian Short Duration Bond VIP Fund (collectively, the “Funds”).

For your convenience, we have restated your comments below, followed by the Registrant’s responses. Undefined capitalized terms used below have the same meaning as in the Registration Statement. The Registrant acknowledges your request to treat each comment as global, to the extent applicable.

Comment 1: Please refer to the requirements set forth in the FAST Act Modernization and Simplification of Regulation S-K, Investment Company Act Release No. 10618 (Mar. 20, 2019) (“FAST Act”) and hyperlink each exhibit listed in the Part C and any other information incorporated by reference identified in the Part C.

Response: The Registrant confirms that it has included the appropriate hyperlinks in accordance with the FAST Act.

Prospectus — Fund Summaries

Guardian Equity Income VIP Fund

Comment 2: The “Principal Investment Strategies” section of the summary portion of the Prospectus relating to the Guardian Equity Income VIP Fund states that the Fund invests primarily in equity securities of companies with market capitalizations above $2 billion. Please consider including disclosure to clarify the type of securities in which the Fund may invest and the number of securities the Fund expects to hold.

Response:  The Registrant respectfully declines to revise this disclosure.  The Registrant notes that the disclosure clearly states that the Fund will invest in equity securities that pay a dividend or are expected to pay a dividend within the next 12 months.  The Principal Investment Strategies are not limited to investment in a particular number of securities and the number may fluctuate over time.

Comment 3: In the second sentence of the “Principal Investment Strategies” section of the summary portion of the Prospectus relating to the Guardian Equity Income VIP Fund on page 1, please explain what is meant by “fundamental analysis” in plain English.

Response: The Registrant has revised the disclosure in response to this comment.

Comment 4: The “Principal Investment Strategies” section of the summary portion of the Prospectus relating to the Guardian Equity Income VIP Fund states that the Fund may invest up to 20% of its net assets in the securities of foreign issuers, non-dollar denominated securities or through American Depositary Receipts (“ADRs”) or Global Depositary Receipts (“GDRs”). Please consider adding disclosure that specifically states the nature of the Fund’s investments in foreign securities. Additionally, please add corresponding principal investment risk disclosures to the extent that the Fund invests in emerging market investments.

Response: The Registrant has clarified that the Fund’s Principal Investment Strategies involve investing in equity securities of foreign issuers and non-dollar securities.  The Fund does not intend to invest principally in emerging markets.

Comment 5: The “Principal Investment Strategies” section of the summary portion of the Prospectus relating to the Guardian Equity Income VIP Fund states that based on market or economic conditions, the Fund may, through its stock selection process, focus investments in one or more sectors of the market. Please clarify what market or economic conditions would lead to focusing investments in one or more sectors of the market.  Additionally, please elaborate if the Fund intends to focus investments in one or more sectors.

Response: The Registrant respectfully declines to revise this disclosure.  As stated in the Principal Investment Strategies, the Fund’s stock selection process may result in a focus in one or more market sectors, but the Fund does not seek to invest in any one sector or group of sectors.

Comment 6: The “Principal Investment Risks” section of the summary portion of the Prospectus relating to the Guardian Equity Income VIP Fund includes a value investment style risk tile. Please add a corresponding description of value style investing in the discussion of the Fund’s principal investment strategies or delete the risk tile.

Response:  The Registrant respectfully declines to revise this disclosure.  The Principal Investment Strategies state that the Fund’s subadviser seeks to identify securities that have below average valuations, which describes a value style of investing.

Comment 7: The “Principal Investment Risks” section of the summary portion of the Prospectus relating to the Guardian Equity Income VIP Fund includes an active trading risk tile as a principal risk. Please add a corresponding description of active trading in the discussion of the Fund’s principal investment strategies or consider whether active trading is a principal risk of the Fund.

Response:  The Registrant respectfully declines to revise this disclosure, as it believes that the Principal Investment Strategies adequately explain the subadviser’s active investment approach.

Comment 8: The “Principal Investment Risks” section of the summary portion of the Prospectus relating to the Guardian Equity Income VIP Fund includes a liquidity and valuation risk tile as a principal risk. Please add a corresponding description of illiquid investments the Fund may hold in the discussion of the Fund’s principal investment strategies.

Response:  The Fund expects to hold primarily liquid investments. The Registrant has removed this risk tile in response to this comment.

Comment 9: The “Principal Investment Risks” section of the summary portion of the Prospectus relating to the Guardian Equity Income VIP Fund includes a new/small fund risk tile as a principal risk. Please add a corresponding description of new/small fund investments the Fund may hold in the discussion of the Fund’s principal investment strategies.

Response: The Registrant respectfully declines to implement any changes in response to this comment, as this Principal Investment Risk relates to the limited operating history of the Fund itself rather than its particular investments.

Comment 10: In the Fund’s “Management” section of the summary portion of the Prospectus relating to the Guardian Equity Income VIP Fund on page 3, please include both the month and year that each portfolio manager began managing the Fund.  This comment applies to each Fund in the filing.

Response: The Registrant intends to include the month and year of inception once each Fund commences operations and the portfolio managers begin managing each Fund’s assets.

Guardian Core Fixed Income VIP Fund

Comment 11: In the first sentence of the second paragraph of the “Principal Investment Strategies” section of the summary portion of the Prospectus relating to the Guardian Core Fixed Income VIP Fund on page 4, please explain what is meant by “yield curve positioning” in plain English.

Response: The Registrant has revised the disclosure in response to this comment.

Comment 12: In the last sentence of the second paragraph of the “Principal Investment Strategies” section of the summary portion of the Prospectus relating to the Guardian Core Fixed Income VIP Fund on page 5, please explain what is meant by “dollar roll transactions” in plain English.

Response: The Registrant has revised the disclosure in response to this comment.

Comment 13: Please consider more clearly articulating the fourth paragraph of the “Principal Investment Strategies” section of the summary portion of the Prospectus relating to the Guardian Core Fixed Income VIP Fund on page 5, which states that the Fund may enter into exchange-traded or over-the-counter derivatives transactions.

Response: The Registrant respectfully declines to revise this disclosure, as it believes that the disclosure adequately describes the Fund’s anticipated use of various derivatives as part of its Principal Investment Strategies.

Comment 14: The Staff notes that disclosure in the “Principal Investment Strategies” section of the summary portion of the Prospectus relating to the Guardian Core Fixed Income VIP Fund indicates that the Fund may invest in other investment companies. The Staff requests that the Registrant confirm that a separate Acquired Fund Fees and Expenses line item in the Fee Table is not required because Acquired Fund Fees and Expenses are estimated to be less than one basis point and that estimated amounts are included in Other Expenses as applicable, or revise the Fee Table accordingly.

Response: The Registrant confirms that a separate Acquired Fund Fees and Expenses line item in the Fee Table is not required because the Acquired Fund Fees and Expenses are estimated to be less than one basis point and that estimated amounts are included in Other Expenses as applicable.

Comment 15: The “Principal Investment Risks” section of the summary portion of the Prospectus for the Guardian Core Fixed Income VIP Fund includes an “options” risk tile and “swaps” risk tile as principal risks. Please consider conforming the titles of the risk tiles to “options risk” and swaps risk.”

Response: The Registrant has revised the disclosure in response to this comment.

Guardian Short Duration Bond VIP Fund

Comment 16: The “Principal Investment Strategies” section of the summary portion of the Prospectus relating to the Guardian Short Duration Bond VIP Fund states that up to 20% of the Fund’s assets may be invested in foreign securities, which may be denominated in foreign currencies. Please consider adding disclosure that specifically states the nature of the Fund’s investments in foreign securities. Additionally, please add corresponding principal investment risk disclosures to the extent that the Fund invests in emerging market investments.

Response: The Registrant has clarified that the Fund’s Principal Investment Strategies involve investing in foreign debt securities.  The Fund does not intend to invest principally in emerging markets.

* * * * *

We believe that the foregoing has been responsive to your comments. Please contact the undersigned at (202) 261-3314 or corey.rose@dechert.com if you wish to discuss this correspondence further.

Sincerely,

/s/ Corey F. Rose
Corey F. Rose

cc:                                Richard T. Potter, The Guardian Life Insurance Company of America

Kathleen M. Moynihan, The Guardian Life Insurance Company of America

James V. Catano, Dechert LLP